File Number: 82-4688

Trivalence Mining Corporation

02060510

SUPPL

02 DEC 11 AM 9:03

QUARTERLY FINANCIALS

TRIVALENCE MINING CORPORATION (CDNX:TMI - OTC BB:TMIGF) November 29, 2002
For the quarter ending September 30, 2002, the Company reports a net loss of $1,776,845 or $0.10 per share on revenues of $789,788. This compares to a net loss of $1,240,960 or $0.07 per share on revenues of $1,094,701 for the same period in 2001. The loss in the quarter was a result of lower diamond production at the Company's Aredor mine. Production at Aredor was 3,540 carats down from the 4,992 carats recovered in the same period last year. During the quarter, mining operations were hampered at the Aredor alluvial mine due to low equipment availability and the onset of the rainy season which restricted mining activities to lower grade areas. Production at the Palmietgat mine was 14,045 carats up from the 12,806 carats recovered in the same period last year. Increased production at Palmietgat was a result of improvements made to the crushing sequence at the DMS plant thus resulting in higher feed rates. During the quarter, the Company conducted two sales of Palmietgat production which consisted of 20,703 carats which sold for US$499,282 for an average price of US$24.12 per carat. No sales of Aredor production took place during the quarter due to a scheduling conflict, however, the Company did complete a sale of Aredor diamonds on October 3, 2002 in Antwerp where 3,706 carats of Aredor diamonds were sold for US$820,712 or US$221.41 per carat.

The Company also reports that artisinal mining activities at the Aredor mine continues to take place outside of the 200 square kilometres of the concession that has been retroceded to the local population. As previously reported, during the 30 months ended June 30, 2002 management estimates that approximately 15% of the indicated resource has been damaged to artisinal mining activity despite security measures carried out by mine management. Based on internally generated estimates, management believes that the mineral resource may have sustained additional impairment due to economic factors.

Trivalence Mining Corporation is a publicly traded company with two producing diamond mines located in the Republic of Guinea, West Africa, and in the Republic of South Africa. In addition to its mining operations, the Company has two advanced kimberlite exploration programs currently underway in the Republic of Guinea, West Africa, and in the Republic of Botswana. Exploration of the two properties is being conducted by its Joint Venture participant, Rio Tinto Mining and Exploration Limited.

Waseem Rahman
Director

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

12/18

For further information, contact **Warren Robb or Omair Choudhry**
Phone: (604) 684-2401 Email: tmi@trivalence.com
Facsimile:(604) 684-2407 Website: www.trivalence.com Toll Free:1-888-273-3671

The Company relies upon litigation protection for "forward looking" statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

502 – 815 Hornby St., Vancouver, British Columbia, Canada V6Z 2E6
Telephone: (604) 684-2401 • Facsimile: (604) 684-2407 • Toll Free: 1-888-273-3671
Website: www.trivalence.com

File Number: 82-4688

Trivalence
Mining Corporation

02 DEC 11

NEWS RELEASE

DIRECTORS RE-ELECTED

TRIVALENCE MINING CORPORATION (CDNX:TMI - OTC BB:TMIGF) November 26, 2002
The Company reports that at its Annual General Meeting held on November 21, 2002, Mr. Lutfur Rahman Khan, Dr. A.A. Syed, Dr. Waseem Rahman, Mr. Timothy Hoar, and Mr. Arshad Mahmood were re-elected as directors and Deloitte and Touche were re-appointed as auditors.

The Company also reports that it has amended payment terms with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto") concerning its joint venture agreement on the Aredor kimberlite project. The amended payment will see Rio Tinto pay Trivalence US $100,000 on or before December 16, 2002 and on or before March 31, 2003 US $400,000 plus interest at an annual rate of 1.6% calculated from December 16, 2002. All other terms and conditions of the joint venture remain the same.

Trivalence Mining Corporation is a publicly traded company with two producing diamond mines located in the Republic of Guinea, West Africa, and in the Republic of South Africa. In addition to its mining operations, the Company has two advanced kimberlite exploration programs currently underway in the Republic of Guinea, West Africa, and in the Republic of Botswana. Exploration of the two properties is being conducted by its Joint Venture participant, Rio Tinto Mining and Exploration Limited.

Waseem Rahman
Director

For further information, contact **Warren Robb or Omair Choudhry**
Phone: (604) 684-2401 Email: tmi@trivalence.com
Facsimile:(604) 684-2407 Website: www.trivalence.com Toll Free:1-888-273-3671

The Company relies upon litigation protection for "forward looking" statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.